CUSIP No. 111444105                                          Page 1 of 10 Pages





                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20552


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                         BROADWAY FINANCIAL CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    111444105
                                 (CUSIP Number)

                                David M.W. Harvey
                            Hot Creek Capital, L.L.C.
                              Post Office Box 3178
                           Gardnerville, Nevada 89410
                                 (775) 265-3016
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 111444105                                           Page 2 of 10 Pages


========== ========================================================================================================================
  1        NAME OF REPORTING PERSON
           HOT CREEK CAPITAL, L.L.C.
---------- ------------------------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            (a)   |X|
                                                                                                                       (b)   [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
---------- ------------------------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS

           N/A
---------- ------------------------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
--------------------------- --------- ---------------------------------------------------------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY
         OWNED BY           --------- ---------------------------------------------------------------------------------------------
           EACH                8      SHARED VOTING POWER
        REPORTING                     401,912
          PERSON            --------- ---------------------------------------------------------------------------------------------
           WITH                9      SOLE DISPOSITIVE POWER
                                      0
                            --------- ---------------------------------------------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      401,912
----------- -----------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            401,912
----------- -----------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                             [ ]
----------- -----------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            22.2%
----------- -----------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            OO
===================================================================================================================================

CUSIP No. 111444105                                           Page 3 of 10 Pages





========== ========================================================================================================================
  1        NAME OF REPORTING PERSON
           HOT CREEK VENTURES 1, L.P.
---------- ------------------------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            (a)   |X|
                                                                                                                       (b)   [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
---------- ------------------------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC
---------- ------------------------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
--------------------------- --------- ---------------------------------------------------------------------------------------------
        NUMBER OF              7
          SHARES                      SOLE VOTING POWER
       BENEFICIALLY                   0
         OWNED BY           --------- ---------------------------------------------------------------------------------------------
           EACH                8      SHARED VOTING POWER
        REPORTING                     401,912
          PERSON            --------- ---------------------------------------------------------------------------------------------
           WITH                9      SOLE DISPOSITIVE POWER
                                      0
                            --------- ---------------------------------------------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      401,912
----------- -----------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            401,912
----------- -----------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                             [ ]
----------- -----------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            22.2%
----------- -----------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
===================================================================================================================================

CUSIP No. 111444105                                           Page 4 of 10 Pages






========== ========================================================================================================================
  1        NAME OF REPORTING PERSON
           DAVID M.W. HARVEY
---------- ------------------------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            (a)   |X|
                                                                                                                       (b)   [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
---------- ------------------------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS

           N/A
---------- ------------------------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------- --------- ---------------------------------------------------------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ---------------------------------------------------------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       401,912
        REPORTING           --------- ---------------------------------------------------------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ---------------------------------------------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      401,912
----------- -----------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            401,912
----------- -----------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                             [ ]
----------- -----------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            22.2%
----------- -----------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
===================================================================================================================================

CUSIP No. 111444105                                           Page 5 of 10 Pages



ITEM 1.           SECURITY AND ISSUER

                  The class of equity securities to which this Statement relates is the Common Stock, $0.01 par value, ("Stock") of Broadway Financial Corporation, a Delaware corporation (the "Issuer"). The Issuer's Stock is traded over the counter and is listed under the symbol "BYFC." The principal executive offices of the Issuer are located at 4800 Wilshire Boulevard, Los Angeles, California 90010.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Hot Creek Capital L.L.C. (the "General Partner"), (ii) Hot Creek Ventures 1, L.P. ("Ventures 1"), and (iii) David M. W. Harvey, the principal member of the General Partner ((i), (ii), and (iii) being collectively, the "Filing Persons"). The Stock which is the subject of this
Schedule 13D is held by Ventures 1. The other Filing Persons are joining in this
Schedule 13D because they exercise voting and investment power over the Stock held by Ventures 1. The Filing Persons have entered into a Joint Filing Agreement, dated as of January 22, 2003, a copy of which is filed with this
Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

                  (b) The residence or business address of each of the Filing Persons is:

                           Post Office Box 3178
                           Gardnerville, Nevada 89410

                  (c) Ventures 1 is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of the Partnership. The General Partner is charged with management of the day-to-day affairs of the Partnership. The principal member of the General Partner is David M. W. Harvey. Each of the Filing Persons conducts their business from Post Office Box 3178, Gardnerville, Nevada, 89410.

                  (d) and (e) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

                  (f) Ventures 1 and the General Partner are organized under the laws of the state of Nevada. David M. W. Harvey is a citizen of the U.S.A.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

CUSIP No. 111444105                                           Page 6 of 10 Pages


                  The aggregate purchase price of the Stock covered by this statement is $2,065,376. Ventures 1 purchased the Stock which is the subject of this Schedule 13D in an account carried at Banc of America Securities, LLC. No borrowed funds were used to purchase such Stock.



ITEM 4.           PURPOSE OF TRANSACTION

                  The purpose of the acquisition of the shares of Stock by Ventures 1 is to profit from appreciation in the market price of the Stock through the assertion of shareholder rights and influencing the policies of the Issuer by means that are not inconsistent with the provisions of the Rebuttal Agreement between the Filing Persons and the Office of Thrift Supervision dated June 8, 2001, attached hereto as Exhibit D. Pursuant to the letter attached hereto as Exhibit E, Mr. Harvey has requested that the Board of Directors nominate Mr. Harvey as a Director and include him on the Board's slate of Directors to be presented to the shareholders at the Issuer's next annual meeting. In response to this letter, the Chairman of the Board of Directors has orally informed Mr. Harvey that Mr. Harvey will be included on the Board's slate of Directors to be presented to the shareholders at the Issuer's next annual meeting. Pursuant to the letter attached hereto as Exhibit F, the Chairman of the Board has informed Mr. Harvey that in the event he is elected to the Board of Directors of the Issuer, Mr. Harvey would also be elected to the Board of Directors of Broadway Federal Bank, f.s.b.

                  The Filing Persons believe that Mr. Harvey, as necessary and solely in connection with Mr. Harvey's performance of his duties as a member of the Issuer's Board of Directors if he is elected to the Board, may consider possible methods of maximizing long-term value for shareholders, including, (i) for the Issuer to improve its business practices, (ii) for the Issuer to improve its capital management, and (ii) for the Issuer to evaluate strategic alternatives, including the possibility of a sale to, or merger with, another financial institution.

                  The Filing Persons may make further purchases of shares of Stock. The Filing Persons may dispose of any or all the shares of Stock held by them, although they have no current intention to do so. To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Filing Persons have such a purpose. Except as noted in this
Schedule 13D, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

                  The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 1,814,414, reported as the number of outstanding shares as of September 30, 2002, on the Issuer's Quarterly Report on Form 10-QSB/A filed on December 23, 2002. All purchases and sales of Common Stock reported herein were made in open market transactions in the over-the-counter market.

CUSIP No. 111444105                                           Page 7 of 10 Pages


(A)      Hot Creek Capital L.L.C.

         (a)-(b)  See cover page.

         (c) Hot Creek Capital L.L.C. has made no transactions in Stock in the last 60 days.

         (d) Because he is the managing member of Hot Creek Capital L.L.C., and the general partner of Hot Creek Ventures 1, L.P., Mr. Harvey has the power to direct the affairs of Hot Creek Capital L.L.C., including the voting and disposition of any shares of Stock held in the name of Hot Creek Capital L.L.C. Therefore, Mr. Harvey is deemed to have voting and disposition power with regard to any such shares of Stock.

         (C)      Hot Creek Ventures 1, L.P.

         (a)-(b)  See cover page.

         (c) Hot Creek Ventures 1, L.P. has made no transactions in Stock in the last 60 days.

         (d) Because he is the managing member of Hot Creek Capital L.L.C., and the general partner of Hot Creek Ventures 1, L.P., Mr. Harvey has the power to direct the affairs of Hot Creek Ventures 1, L.P., including the voting and disposition of any shares of Stock held in the name of Hot Creek Ventures 1, L.P. Therefore, Mr. Harvey is deemed to have voting and disposition power with regard to any such shares of Stock.

(D)      Mr. David M.W. Harvey

         (a)-(b)  See cover page.

         (c)      Mr. Harvey has made no purchases of Stock directly.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

                  Except as set forth in Exhibit C, neither of Ventures 1, the General Partner, or Mr. Harvey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the Stock that is the subject of this Schedule 13D, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The shares of Stock that are the subject of this Schedule 13D were not acquired on margin.

CUSIP No. 111444105                                           Page 8 of 10 Pages



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Exhibit           Description
         ---------         -----------
         A                 Joint Filing Agreement.*
         B                 Schedule of Purchases**
         C                 Form of Letter to Directors***
         D                 Rebuttal Agreement****
         E                 Form of Letter to Chairman of the Board*****
         F                 Letter from the Chairman of the Board

-----------------------------
*Filed as Exhibit A with an earlier-filed version of this Schedule 13D. **Filed as Exhibit B with an earlier-filed version of this Schedule 13D. ***Filed as Exhibit C with an earlier-filed version of this Schedule 13D. ****Filed as Exhibit D with an earlier-filed (7/19/01) version of this
    Schedule 13D.
***** Filed as Exhibit E with an earlier-filed version of this Schedule 13D.

CUSIP No. 111444105                                           Page 9 of 10 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 12, 2003

                           ----------------------------------------------------
                           Hot Creek Capital, L.LC.

                           By:      /s/ David M.W. Harvey
                                    Managing Member

                           ----------------------------------------------------
                           HOT CREEK VENTURES 1, L.P.

                           By:      HOT CREEK CAPITAL, L.L.C.
                                    General Partner

                           By:      /s/ David M.W. Harvey
                                    Managing Member

                           ----------------------------------------------------
                                    /s/ David M.W. Harvey
                                    David M.W. Harvey
                           ----------------------------------------------------

CUSIP No. 111444105                                          Page 10 of 10 Pages



                                                                       Exhibit F

                    Form of Letter from Chairman of the Board


April 15, 2003


Mr. David M. W. Harvey
Hote Creek Capital
144 Summit Ridge Way
Post Office Box 3178
Gardnerville, Nevada 89410-3178

Dear Mr. Harvey:

Thank you for your letter of April 12 wherein you enclosed a copy of your biography and a Directors' and Officers' Questionnaire.

If elected, you will of course, be elected to the Board of Directors of Broadway Federal bank, f.s.b.


Very truly yours,



Elbert T. Hudson
Chairman of the Board